Filed pursuant to Rule 497(a)
File No. 333-269139
Rule 482ad

EAGLE POINT
CREDIT COMPANY



# Eagle Point Credit Company

QUARTERLY UPDATE – Q4 2025

February 26, 2026

# Important Information



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value ("NAV"), which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, collateralized loan obligation (CLO) collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

## ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. In addition to the Company's regulatory requirement to file certain portfolio information with the SEC, the Company makes certain additional financial information available to investors via its website (www.eaglepointcreditcompany.com), press releases and other public disclosures.

## FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

# Table of Contents



# Introduction to Eagle Point Credit Company (ECC)

# Introduction to ECC
## Company and Adviser Overview



## The Company: Eagle Point Credit Company Inc. (ECC)

| | |
|---|---|
| IPO Date | ▪ October 7, 2014 |
| Primary Investment Objective | ▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs" |
| Total Market Capitalization | ▪ $1,278.2 million[1] |
| Distributions | ▪ Monthly distribution of $0.06 per share of common stock beginning in April 2026 (distribution rate of 13.3%)[2]<br><br>▪ $23.59 cumulative common distributions per share since IPO[2] |

## The Adviser: Eagle Point Credit Management LLC

| | |
|---|---|
| History | ▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital<br><br>▪ Eagle Point is headquartered in Greenwich, CT and has 125 professionals[3] |
| Assets Under Management | ▪ $14 billion AUM across the Eagle Point platform on behalf of institutional, high net worth and retail investors[4] |

See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.



# Introduction to ECC

## ECC Highlights

EAGLE POINT CREDIT COMPANY

| | |
|---|---|
| **CLO Equity is an Attractive Asset Class** | ▪ The S&P UBS Leveraged Loan Index has generated positive total returns in 31 of the past 34 full calendar years[5]<br>▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans |
| **Specialized Investment Team** | ▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments)<br>▪ Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career |
| **Differentiated Investment Strategy and Process** | ▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions |
| **Alignment of Interests** | ▪ Adviser and Senior Investment Team have approximately $8.6 million invested in securities issued by the Company[6] |

**Past performance is not indicative of, or a guarantee of, future performance.** See Important Information on page 2.
See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.



# Introduction to ECC

## Private Equity Approach to Fixed Income Investing

EAGLE POINT
CREDIT COMPANY

Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

| | |
|---|---|
| Investment Strategy and Process | ▪ Proactive sourcing of investment opportunities<br>▪ Utilization of our methodical and rigorous investment analysis and due diligence process<br>▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments<br>▪ Ongoing monitoring and diligence |
| Objective of the Process | ▪ Outperformance relative to the CLO market<br>– In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period |

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results

# Introduction to ECC
## Senior Investment Team





**THOMAS MAJEWSKI**
Managing Partner –
Lead Portfolio Manager

### 31 Years of Experience

Direct experience in the credit markets dating back to the 1990s

- Spent his entire career in the credit and structured finance markets

- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- EY Entrepreneur of the Year Award (2017)



**DANIEL KO**
Portfolio Manager –
CLO Equity / Debt

### 20 Years of Experience

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



**DANIEL SPINNER**
Portfolio Manager –
Defensive Income

### 30 Years of Experience

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank

# Introduction to ECC
## Cumulative Common Stock Distributions



ECC currently pays a monthly regular distribution of $0.06 per share[7]

### ECC Cumulative Distributions Per Share[8]

IPO Price: $20.00

|  |  |
|------|-------|
| 2015 | $2.35 |
| 2016 | $4.75 |
| 2017 | $8.00 |
| 2018 | $10.40 |
| 2019 | $12.80 |
| 2020 | $14.12 |
| 2021 | $15.76 |
| 2022 | $18.13 |
| 2023 | $19.99 |
| 2024 | $21.91 |
| 2025 | $23.59 |

Legend:
- Regular and Supplemental Distributions
- Special Distributions Declared During Year
- IPO Price

See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

# Introduction to ECC
## Securities Outstanding



Advisor and Senior Investment Team have approximately $8.6 million invested in ECC, ECCC, ECCX and ECC AA[6]

| Common Stock | | | Preferred Stock and Unsecured Notes | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| NYSE Ticker | ECC | NYSE Ticker / Series Name | ECCC | ECC AA/AB | ECC PRD | ECCU | ECCV | ECCW | ECCX |
| Description | Common Stock | Description | Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference) | ECC AA/AB Convertible Perpetual Preferred Stock | Series D Perpetual Preferred Stock ($25 Liquidation Preference) | Unsecured Notes Due 2030 ($25 Par Denomination) | Unsecured Notes Due 2029 ($25 Par Denomination) | Unsecured Notes Due 2031 ($25 Par Denomination) | Unsecured Notes Due 2028 ($25 Par Denomination) |
| Market Cap[9] | $714.4mm | Principal | $50.5mm | $155.0mm | $105.5mm | $115.0mm | $93.3mm | $39.2mm | $32.4mm |
| Price per Share[9] | $5.42 | Price per Share[9] | $24.58 | $25.00 | $19.73 | $25.21 | $23.70 | $24.98 | $24.95 |
| Distribution[2] | $0.06 | Coupon | 6.50% | 7.00% | 6.75% | 7.75% | 5.375% | 6.75% | 6.6875% |
| Current Distribution Rate[2] | 13.3% | Yield to Maturity[9] | 6.9% | 7.0% | 8.6% | 7.7% | 7.5% | 6.9% | 7.1% |
| Payment Frequency | Monthly | Payment Frequency | Monthly | Monthly | Monthly | Quarterly | Quarterly | Quarterly | Quarterly |
| Maturity Date | N/A | Maturity Date | 6/30/2031 | Perpetual | Perpetual | 6/30/2030 | 1/31/2029 | 3/31/2031 | 4/30/2028 |
| Callable Date | N/A | Callable Date | Callable | 2-years from Issuance | 11/29/2026 | 6/30/2027 | Callable | Callable | Callable |
| Market Value Held by Adviser and Senior Investment Team[6] | $8.4mm | Market Value Held by Adviser and Senior Investment Team[6] | $73.7K | $27.2K | - | - | - | - | $107.8K |

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

# Introduction to ECC

Track Record: Common Stock Total Return and Price to Book Ratio

***For the period of October 7, 2014 – January 30, 2026:***

- ECC generated a total return[10] of 76.15% versus 122.00% for the S&P BDC Index[11] (annualized net total return of 5.13% for ECC versus 7.30% for the S&P BDC Index)
- ECC traded at an average premium to book value of 9.8% while the BDCs comprising the S&P BDC Index[11] traded at an average discount of -4.9%

## Value of $10,000 Invested



SPBDC
ECC
$22,200
$17,615
$24,000
$21,000
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025


## Price to Book Ratio[12]



SPBDC P/B
Average SPBDC P/B
ECC P/B
Average ECC P/B
160%
140%
120%
100%
80%
60%
40%
109.80%
95.13%
95.09%
91.03%
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025


**Past performance is not indicative of, or a guarantee of, future performance.** See Important Information on page 2.
Source: Bloomberg.
See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.



# Introduction to ECC

ECC By The Numbers

EAGLE POINT CREDIT COMPANY

**13.3%**

Current Distribution Rate[2]

**253**

Number of Resets, Refis, Re-Pricings and Calls[13]

**$0.06**

Monthly Distribution[2]

**21**

Average Years of CLO Experience of Senior Investment Team

**95.4%**

Exposure to Floating Rate Senior Secured Loans

**1,850**

Number of Underlying Loan Obligors

**179**

Number of CLO Equity Securities

**38**

Number of CLO Collateral Managers

**3.3**

Weighted Average Reinvestment Period (years)

As of December 31, 2025.
**Past performance is not indicative of, or a guarantee of, future performance.** See Important Information on page 2.
See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.



# CLO Equity Overview





# CLO Equity Overview
Why Invest in CLO Equity?

Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

## Distribution of CLO Equity IRRs US CLOs (2002 – 2011 Vintages)[1]

- CLO equity has historically generated strong absolute returns with a low loss rate

4 %
96%
IRRs over 15%
Positive IRRs up to 15%
CLOs with positive equity returns
CLOs with negative equity returns

## CLO Equity Attributes

- Potential for strong absolute and risk-adjusted returns
- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions
- Expected protection against rising interest rates[2]
- Expected low-to-moderate correlation over the long-term with fixed income and equity

**Past performance is not indicative of, or a guarantee of, future performance.** See Important Information on page 2.
Source: Compiled by Eagle Point based on data from Intex, Bloomberg and Moody's Investors Service. As of November 2, 2017.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

# CLO Equity Overview
## CLOs are Securitizations of a Portfolio of Senior Secured Loans



## The Company invests primarily in the equity and subordinated debt tranches

**Assets**

**Liabilities + Equity**

Primarily Floating Rate Loan Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Senior Debt
Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

### Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[3]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from this example.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

















# CLO Equity Overview

## Senior Secured Loans are the Raw Materials of CLOs

### Senior Secured Loans Represent "Pure" Credit Exposure

| | |
|---|---|
| Senior | Senior position in a company's capital structure |
| Secured | First lien security interest in a company's assets |
| Floating Rate | Mitigates interest rate risk associated with fixed rate bonds[4] |
| Low LTV | Senior secured loans often have a loan-to-value ratio of approximately 40-60%[5] |
| Consistent Returns | Since 1992, the S&P UBS Leveraged Loan Index experienced only three years of negative total returns |

### Illustrative Underlying Loan Obligors In CLOs[6]

### Representative Company Capital Structure

**Assets**

- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

| Liabilities and Equity | % of Capital Structure |
|---|---|
| Senior Secured Loans<br>First priority pledge of assets | 40-60% |
| Subordinated Bonds<br>Generally unsecured | 10-20% |
| Equity | 30-50% |

Reflects general market terms as of the date hereof; actual terms of any loan will vary

### Average Recovery Rates (1973–2023)[7]

80%
60%
40%
20%
0%
Senior Secured Loans and Revolvers
Senior Secured Bonds
Senior Unsecured Bonds
Senior Subordinated Bonds

**Past performance is not indicative of, or a guarantee of, future performance.** See Important Information on page 2.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.



# CLO Equity Overview

The CLO Market is Large and Important to the Loan Market

## The CLO market is the largest source of capital for the US senior secured loan market[8]

US Leveraged Loans Outstanding[8]
4% CAGR[10]
Leveraged Loans Outstanding ($B)
$1,700
$1,500
$1,300
$1,100
$900
$700
$500
$300
$100
$1,150
$1,198
$1,204
$1,351
$1,416
$1,399
$1,418
$1,549
2018
2019
2020
2021
2022
2023
2024
2025

US CLOs Outstanding[9]
CLOs Oustanding ($B)
CLO Count (#)
10% CAGR[10]
CLOs Outstanding ($B)
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$586
$673
$731
$883
$968
$1,030
$1,088
$1,175
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
CLOs Count (#)
2018
2019
2020
2021
2022
2023
2024
2025

US Leveraged Loans Fund Flows ($Billions)[11]
Fund Flows ($B)
$25
$20
$15
$10
$5
$0
($5)
($10)
($15)
($20)
($25)
$14.1
$13.6
$8.0
$10.8
$19.6
($4.5)
($15.2)
($12.7)
($11.0)
($8.1)
$0.9
$0.5
$4.2
$7.9
($2.6)
$11.9
$9.9
($7.7)
$4.4
($4.9)
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge and discussion with market participants. Eagle Point's opinions are subject to change without notice.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

# CLO Equity Overview
The Spread in Loan Market Remains at High End of Historical Range



From 1992 through 2025, the S&P UBS Leveraged Loan Index generated positive total returns in 31 of the 34 full calendar years

## S&P UBS Leveraged Loan Index Annual Total Return[12]



Annualized Return: 5.7%

| Year | Return |
|------|--------|
| 1992 | 6.8% |
| 1993 | 11.2% |
| 1994 | 10.3% |
| 1995 | 8.9% |
| 1996 | 7.5% |
| 1997 | 8.3% |
| 1998 | 5.3% |
| 1999 | 4.7% |
| 2000 | 4.9% |
| 2001 | 2.7% |
| 2002 | 1.1% |
| 2003 | 11.0% |
| 2004 | 5.6% |
| 2005 | 5.7% |
| 2006 | 7.3% |
| 2007 | 1.9% |
| 2008 | -28.8% |
| 2009 | 44.9% |
| 2010 | 10.0% |
| 2011 | 1.8% |
| 2012 | 9.4% |
| 2013 | 6.2% |
| 2014 | 2.1% |
| 2015 | -0.4% |
| 2016 | 9.9% |
| 2017 | 4.2% |
| 2018 | 1.1% |
| 2019 | 8.2% |
| 2020 | 2.8% |
| 2021 | 5.4% |
| 2022 | -1.1% |
| 2023 | 13.0% |
| 2024 | 9.1% |
| 2025 | 5.9% |

# CLO Equity Overview



## Historical Leveraged Loan Spreads[12]



Legend: Spread | Long Term Average | Ten Year Average

Long Term Average: 315 bps

Ten Year Average: 366 bps

| Year | Spread (bps) |
|------|--------------|
| 1992 | 247 |
| 1993 | 244 |
| 1994 | 233 |
| 1995 | 229 |
| 1996 | 254 |
| 1997 | 240 |
| 1998 | 238 |
| 1999 | 264 |
| 2000 | 284 |
| 2001 | 287 |
| 2002 | 303 |
| 2003 | 317 |
| 2004 | 286 |
| 2005 | 256 |
| 2006 | 255 |
| 2007 | 258 |
| 2008 | 270 |
| 2009 | 307 |
| 2010 | 352 |
| 2011 | 376 |
| 2012 | 409 |
| 2013 | 386 |
| 2014 | 386 |
| 2015 | 387 |
| 2016 | 391 |
| 2017 | 357 |
| 2018 | 348 |
| 2019 | 359 |
| 2020 | 358 |
| 2021 | 361 |
| 2022 | 369 |
| 2023 | 398 |
| 2024 | 376 |
| 2025 | 342 |

Y-axis: 150 bps, 200 bps, 250 bps, 300 bps, 350 bps, 400 bps, 450 bps

# CLO Equity Overview
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

## Annual Repayment Rate

Legend: ▇ Annual Repayment Rate — Average

| Year | Rate |
|------|------|
| 2003 | 48.9% |
| 2004 | 56.4% |
| 2005 | 48.2% |
| 2006 | 44.7% |
| 2007 | 37.3% |
| 2008 | 8.8% |
| 2009 | 14.8% |
| 2010 | 26.9% |
| 2011 | 40.1% |
| 2012 | 38.7% |
| 2013 | 46.9% |
| 2014 | 27.6% |
| 2015 | 21.1% |
| 2016 | 29.6% |
| 2017 | 38.1% |
| 2018 | 24.1% |
| 2019 | 21.7% |
| 2020 | 18.3% |
| 2021 | 30.0% |
| 2022 | 13.6% |
| 2023 | 17.6% |
| 2024 | 27.9% |
| 2025 | 20.7% |

23.6% Cumulative Repayments (2008–2009)

Average: 30.5%

Source: Pitchbook LCD. Data as of December 31, 2025.



# ECC Supplemental Information

# ECC Supplemental Information[1]
## Quarterly Snapshot Trend



| | Q4 2025 | Q3 2025 | Q2 2025 | Q1 2025 | Q4 2024 |
|---|---|---|---|---|---|
| (Figures below are in millions, except for per share amounts and shares outstanding) | | | | | |
| Distributions Received From CLO Equity[2,3] | $74.48 | $66.79 | $74.66 | $72.19 | $72.95 |
| Distributions Received From Other Investments[3] | 15.27 | 12.57 | 13.49 | 12.81 | 10.03 |
| Total Portfolio Cash Distributions Received[3] | $89.75 | $79.36 | $88.15 | $85.00 | $82.98 |
| | | | | | |
| Investment Income From CLO Equity | $35.01 | $38.24 | $36.73 | $39.70 | $37.27 |
| Investment Income From CLO Debt | 0.96 | 1.33 | 1.47 | 2.45 | 3.97 |
| Investment Income From Loan Accumulation Facilities | 1.86 | 1.84 | 0.97 | 2.00 | 1.25 |
| Investment Income From Regulatory Capital Relief Securities | 2.21 | 1.92 | 1.83 | 1.64 | 1.59 |
| Investment Income from Other Assets | 11.17 | 8.69 | 7.32 | 6.56 | 5.46 |
| Total Gross Income | $51.21 | $52.02 | $48.32 | $52.35 | $49.54 |
| | | | | | |
| Cash Flow Treated as Return of Capital | $34.67 | $30.97 | $33.60 | $37.71 | $36.39 |
| | | | | | |
| Operational and Administrative Expense[4] | $2.47 | $2.70 | $2.29 | $1.01 | $2.10 |
| | | | | | |
| Portfolio Cash Distributions Received: | | | | | |
| Recurring CLO Equity Distributions[3] | $65.03 | $64.31 | $71.75 | $67.08 | $72.02 |
| Called CLO Equity Distributions[3] | 9.45 | 2.48 | 2.91 | 5.11 | 0.93 |
| Distributions Received From CLO Equity[2,3] | $74.48 | $66.79 | $74.66 | $72.19 | $72.95 |
| Distributions Received From CLO Debt[3] | 0.93 | 1.28 | 1.66 | 3.40 | 5.03 |
| Distributions Received From Loan Accumulation Facilities[3] | 0.00 | 1.60 | 2.55 | 1.29 | 0.12 |
| Distributions Received From Regulatory Capital Relief Securities[3] | 1.69 | 1.93 | 1.88 | 1.59 | 1.90 |
| Distributions Received From Non-CLO Assets[3] | 12.65 | 7.76 | 7.40 | 6.53 | 2.98 |
| Total Portfolio Cash Distributions Received[3] | $89.75 | $79.36 | $88.15 | $85.00 | $82.98 |
| | | | | | |
| Portfolio Cash Distributions Received per Common Share[2,3,5] | $0.68 | $0.61 | $0.72 | $0.73 | $0.75 |
| GAAP NII and Realized Gain/(Loss) per Common Share[5,6] | ($0.26) | $0.16 | $0.16 | $0.33 | $0.12 |
| | | | | | |
| Weighted Avg of Common Shares for the period | 131,173,342 | 129,235,490 | 122,836,051 | 116,442,311 | 110,213,981 |
| Common Shares Outstanding at end of period | 131,810,023 | 130,832,939 | 126,331,691 | 120,183,480 | 111,835,004 |

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

# ECC Supplemental Information[1]
## Income Statement and Balance Sheet Highlights



| | Q4 2025 | Q3 2025 | Q2 2025 | Q1 2025 | Q4 2024 |
|---|---|---|---|---|---|
| GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2] | $0.23 | $0.24 | $0.23 | $0.28 | $0.27 |
| GAAP Realized Gain/(Loss) from Investments[2] | (0.49) | (0.08) | (0.07) | 0.05 | (0.12) |
| Total GAAP NII and Realized Gain/(Loss) from Investments before Non-Recurring Expenses[2] | ($0.26) | $0.16 | $0.16 | $0.33 | $0.15 |
| | | | | | |
| Non-Recurring Losses and Expenses[2,3] | $0.00 | $0.00 | $0.00 | $0.00 | ($0.03) |
| Foreign Currency Contract Realized Gain/(Loss)[2,3] | (0.00) | (0.01) | (0.08) | 0.00 | 0.00 |
| | | | | | |
| Total GAAP NII and Realized Gain/(Loss), inclusive of Non-Recurring Expenses and Foreign Currency Contract Realized Gain/(Loss)[2] | ($0.26) | $0.15 | $0.08 | $0.33 | $0.12 |
| | | | | | |
| GAAP Temporary Equity Distributions Paid and Amortization[2] | ($0.04) | ($0.05) | ($0.03) | ($0.03) | ($0.01) |
| | | | | | |
| Total Portfolio Cash Distributions Received[2,4] | $0.68 | $0.61 | $0.72 | $0.73 | $0.75 |
| Less Cash Received on CLOs called[2] | (0.07) | (0.02) | (0.03) | (0.04) | (0.01) |
| Recurring Portfolio Cash Distributions Received[2,5] | $0.61 | $0.59 | $0.69 | $0.69 | $0.74 |
| | | | | | |
| Common Share Distributions Paid[7] | ($0.42) | ($0.42) | ($0.42) | ($0.42) | ($0.48) |
| Total Company Expenses and Distributions on Temporary Equity[2,6] | (0.19) | (0.19) | (0.19) | (0.19) | (0.23) |
| Total Common Share Distributions, Expenses and Distributions on Temporary Equity | ($0.61) | ($0.61) | ($0.61) | ($0.61) | ($0.71) |
| | | | | | |
| Common Share Market Price (period end) | $5.76 | $6.61 | $7.66 | $8.10 | $8.88 |
| Net Asset Value (period end) | $5.70 | $7.00 | $7.31 | $7.23 | $8.38 |
| $ Premium / (Discount) | $0.06 | ($0.39) | $0.35 | $0.87 | $0.50 |
| % Premium / (Discount) | 1.1% | -5.6% | 4.8% | 12.0% | 6.0% |
| | | | | | |
| **(Figures below are in millions, except shares outstanding)** | | | | | |
| **Assets** | | | | | |
| CLO Equity | $892.88 | $1,130.67 | $1,128.68 | $1,078.51 | $1,112.87 |
| CLO Debt | 18.44 | 35.15 | 43.55 | 57.68 | 106.24 |
| Loan Accumulation Facilities | 55.16 | 41.98 | 32.15 | 18.19 | 30.96 |
| Regulatory Capital Relief Securities | 107.57 | 48.63 | 54.42 | 48.87 | 44.30 |
| Other Non-CLO Assets | 223.83 | 177.66 | 134.08 | 143.56 | 108.68 |
| Cash and Restricted Cash | 47.41 | 57.61 | 79.89 | 29.66 | 42.22 |
| Receivables and Other Assets | 49.60 | 52.04 | 45.50 | 78.17 | 60.17 |
| **Liabilities** | | | | | |
| Notes | (276.27) | (277.45) | (274.42) | (273.84) | (271.96) |
| Term Preferred Stock | (112.48) | (113.94) | (112.77) | (112.46) | (111.75) |
| Payables and Other Liabilities | (22.25) | (34.46) | (19.96) | (50.90) | (59.89) |
| **Temporary Equity** | | | | | |
| Preferred Stock | (232.96) | (202.44) | (187.18) | (148.43) | (124.97) |
| Net Assets of Common Shares | $750.93 | $915.45 | $923.94 | $869.01 | $936.87 |
| | | | | | |
| Weighted Avg of Common Shares for the period | 131,173,342 | 129,235,490 | 122,836,051 | 116,442,311 | 110,213,981 |
| Common Shares Outstanding at end of period | 131,810,023 | 130,832,939 | 126,331,691 | 120,183,480 | 111,835,004 |

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

# ECC Supplemental Information[1]
## Distribution and Expense Coverage



## ECC Portfolio Recurring Cash Flows[2]

Recurring Portfolio Cash Distributions Received[3]

| | Q4 2024 | Q1 2025 | Q2 2025 | Q3 2025 | Q4 2025 |
|---|---|---|---|---|---|
| Total | $0.74 | $0.69 | $0.69 | $0.59 | $0.61 |
| Cash Received in Excess/Deficit | $0.03 | $0.08 | $0.08 | ($0.02) | |
| Total Company Expenses | $0.23 | $0.19 | $0.19 | $0.19 | $0.19 |
| Recurring Portfolio Cash Distributions | $0.48 | $0.42 | $0.42 | $0.42 | $0.42 |

■ Cash Received in Excess or Deficit of Common Share Distributions and Total Company Expenses

■ Total Company Expenses and Distributions on Temporary Equity [4]

■ Recurring Portfolio Cash Distributions Received [5]

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



# ECC Supplemental Information[1]

## Portfolio Details – Q4 2025

| CLO Equity Holdings (as of December 31, 2025) | Vintage | Refi/Reset/Call | Years Remaining in Non-Call Period | Years Remaining in Reinvestment Period | Income Accrued During Q4 2025 | Cash Received During Q4 2025 | Income Accrued During Q3 2025 | Return of Capital in Q4 2025 | Q3 Cash Received as % of Prior Qtr Accrual | CCC+ or Lower | Junior OC Cushion | Senior AAA Spread | Weighted Average Portfolio Spread | Weighted Average Rating Factor | Diversity Score |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Alcentra Shackleton 2019-XIV | 2019 | RF Q3-25 | 0.5 | 0.6 | $143 | $274 | $153 | $108 | 180% | 7.12% | 3.35% | 0.93% | 3.10% | 2,728 | 86 |
| AMMC 23 | 2020 | | 1.5 | 4.5 | $133 | $118 | $12 | $81 | 989% | 3.27% | 4.62% | 1.39% | 3.31% | 2,703 | 97 |
| AMMC 28 | 2024 | | 0.6 | 3.6 | $550 | $836 | $615 | $223 | 136% | 2.07% | 5.07% | 1.58% | 3.31% | 2,670 | 98 |
| AMMC 30 | 2024 | | 0.0 | 3.0 | $79 | $170 | $88 | $83 | 193% | 3.61% | 4.43% | 1.69% | 3.33% | 2,672 | 98 |
| Anchorage Credit Funding 12 | 2020 | RF Q4-24 | 0.0 | 0.0 | $170 | $284 | $167 | $99 | 170% | 17.74% | 0.73% | 0.35% | 3.81% | 2,827 | 66 |
| Anchorage Credit Funding 13 | 2021 | | 0.0 | 0.6 | $28 | $44 | $28 | $16 | 158% | 21.89% | 2.25% | 0.00% | 4.10% | 2,891 | 70 |
| Apollo RR 25 | 2023 | | 0.2 | 3.3 | $152 | $382 | $218 | $166 | 176% | 4.65% | 3.61% | 1.55% | 2.93% | 2,784 | 77 |
| Ares XXXIX | 2016 | | 0.5 | 3.5 | $120 | $215 | $139 | $76 | 155% | 5.98% | 5.03% | 1.42% | 3.04% | 2,773 | 84 |
| Ares XLI | 2016 | RF Q3-19 / RS Q1-21 | 0.0 | 0.3 | $225 | $832 | $277 | $552 | 301% | 6.57% | 4.55% | 1.33% | 3.03% | 2,788 | 83 |
| Ares XLIII | 2017 | RS Q2-21 / RS Q4-24 | 1.0 | 4.0 | $398 | $802 | $465 | $332 | 172% | 4.94% | 5.95% | 1.36% | 3.04% | 2,744 | 83 |
| Ares XLIV | 2017 | RF Q3-25 | 0.1 | 0.3 | $146 | $282 | $162 | $109 | 175% | 6.57% | 3.80% | 1.14% | 3.04% | 2,798 | 84 |
| Ares LI | 2019 | RS Q3-21 / RS Q4-24 | 0.8 | 3.9 | $289 | $527 | $336 | $191 | 157% | 5.20% | 6.02% | 1.37% | 3.03% | 2,753 | 83 |
| Ares LXI | 2021 | RS Q1-24 | 0.3 | 3.3 | $60 | $104 | $73 | $32 | 143% | 7.48% | 4.06% | 1.54% | 3.07% | 2,837 | 83 |
| Ares LXIII | 2022 | RS Q3-25 | 1.6 | 4.8 | $134 | $0 | $147 | $0 | 0% | 6.51% | 5.89% | 1.32% | 3.06% | 2,805 | 83 |
| Ares LXIV | 2022 | RS Q3-24 | 0.6 | 3.8 | $516 | $932 | $579 | $353 | 161% | 5.66% | 5.66% | 1.36% | 3.04% | 2,770 | 82 |
| Ares LXVI | 2022 | RS Q3-25 | 1.7 | 4.8 | $359 | $0 | $298 | $0 | 0% | 5.09% | 4.99% | 1.28% | 3.07% | 2,764 | 83 |
| Ares LXIX | 2024 | | 0.2 | 3.3 | $328 | $545 | $371 | $171 | 147% | 6.63% | 4.37% | 1.51% | 3.17% | 2,857 | 82 |
| Ares LXXII | 2024 | | 0.5 | 3.5 | $876 | $1,430 | $940 | $486 | 152% | 6.00% | 4.89% | 1.39% | 3.14% | 2,828 | 84 |
| Ares LXXIV | 2024 | | 0.7 | 3.8 | $746 | $1,291 | $606 | $549 | 213% | 4.57% | 4.54% | 1.36% | 3.11% | 2,772 | 83 |
| Ares LXXVI | 2024 | | 1.4 | 4.4 | $280 | $713 | $307 | $250 | 233% | 1.38% | 5.43% | 1.41% | 3.09% | 2,702 | 81 |
| Ares Loan Funding IV | 2023 | RS Q4-25 | 1.8 | 4.8 | $71 | $75 | $42 | $32 | 177% | 6.36% | 5.37% | 1.24% | 3.11% | 2,799 | 84 |
| Ares Loan Funding V | 2024 | | 0.4 | 3.6 | $305 | $416 | $343 | $75 | 121% | 6.76% | 4.93% | 1.51% | 3.17% | 2,856 | 82 |
| Aurium CLO XIII | 2025 | | 0.7 | 3.8 | $110 | $406 | $162 | $48 | 251% | 1.80% | 5.02% | 1.23% | 3.53% | 2,735 | 61 |
| Avoca CLO XXXI | 2024 | | 0.2 | 3.3 | $73 | $159 | $84 | $76 | 190% | 3.03% | 4.73% | 1.26% | 3.59% | 2,970 | 65 |
| Bardin Hill 2021-2 | 2021 | | 0.0 | 0.8 | $149 | $175 | $171 | $7 | 102% | 5.35% | 4.82% | 1.51% | 3.48% | 2,748 | 86 |
| Barings 2019-I | 2019 | RS Q2-21 / RS Q3-25 | 1.8 | 4.8 | $344 | $586 | $110 | $470 | 531% | 3.44% | 5.30% | 1.25% | 3.06% | 2,595 | 100 |
| Barings 2019-II | 2019 | RS Q2-21 / RS Q4-24 | 0.9 | 3.9 | $213 | $555 | $223 | $332 | 249% | 4.97% | 4.71% | 1.35% | 3.05% | 2,639 | 99 |
| Barings 2020-I | 2020 | RS Q3-21 / RS Q4-24 | 1.0 | 4.0 | $192 | $265 | $201 | $64 | 132% | 5.20% | 4.53% | 1.27% | 3.12% | 2,713 | 94 |
| Barings 2021-I | 2021 | | 0.0 | 0.3 | $287 | $735 | $325 | $419 | 226% | 6.22% | 3.16% | 1.28% | 3.19% | 2,758 | 93 |
| Barings 2021-II | 2021 | RF Q4-25 | 0.5 | 0.5 | $169 | $215 | $132 | $81 | 163% | 6.56% | 3.18% | 0.97% | 3.11% | 2,777 | 95 |
| Barings 2021-III | 2021 | RF Q3-25 | 0.5 | 1.0 | $11 | $62 | $9 | $51 | 724% | 6.69% | 2.16% | 1.13% | 3.14% | 2,711 | 93 |
| Barings 2022-I | 2022 | RS Q4-25 | 2.0 | 5.0 | $78 | $294 | $84 | $209 | 349% | 7.15% | 1.99% | 1.23% | 3.22% | 2,750 | 93 |
| Barings 2022-II | 2022 | RS Q3-24 | 0.5 | 3.5 | $264 | $339 | $275 | $64 | 123% | 5.02% | 3.93% | 1.38% | 3.13% | 2,728 | 94 |
| Barings 2024-II | 2024 | | 0.5 | 3.5 | $237 | $320 | $249 | $73 | 129% | 3.06% | 5.42% | 1.44% | 3.24% | 2,724 | 89 |
| Barings 2025-IV[2] | 2024 | | 1.7 | 4.8 | $299 | $0 | $41 | $0 | 0% | 0.38% | 4.61% | 1.33% | 3.26% | 2,629 | 94 |
| Benefit Street Partners CLO XII | 2024 | | 0.6 | 3.8 | $311 | $483 | $344 | $140 | 140% | 5.47% | 5.19% | 1.37% | 3.10% | 2,740 | 83 |
| Blackrock European CLO XV DAC | 2025 | | 1.1 | 4.1 | $79 | $158 | $100 | $67 | 159% | 1.58% | 3.73% | 1.29% | 3.68% | 2,754 | 63 |
| Blackstone Basswood Park | 2021 | RF Q3-25 | 0.2 | 0.3 | $477 | $809 | $500 | $306 | 162% | 6.61% | 3.49% | 1.03% | 3.15% | 2,872 | 85 |
| Blackstone Bear Mountain Park | 2022 | RS Q2-24 | 0.5 | 3.5 | $591 | $810 | $668 | $141 | 121% | 4.87% | 4.86% | 1.41% | 3.14% | 2,809 | 85 |
| Blackstone Belmont Park | 2024 | | 0.3 | 3.3 | $240 | $493 | $303 | $192 | 163% | 3.71% | 5.16% | 1.51% | 3.09% | 2,727 | 82 |
| Blackstone Bethpage Park | 2021 | | 0.0 | 0.8 | $61 | $440 | $142 | $294 | 309% | 6.86% | 2.63% | 1.39% | 3.13% | 2,849 | 86 |
| Blackstone Clonkeen Park | 2024 | | 0.2 | 3.2 | $843 | $1,528 | $924 | $593 | 165% | 4.05% | 4.83% | 1.30% | 3.62% | N/A | 64 |
| Blackstone Clover 2019-1 | 2019 | RF Q1-25 | 0.0 | 1.3 | $138 | $258 | $172 | $86 | 150% | 5.29% | 4.72% | 1.00% | 3.09% | 2,804 | 86 |
| Blackstone Danby Park | 2022 | | 0.8 | 3.8 | $125 | $254 | $140 | $110 | 182% | 5.28% | 3.86% | 1.36% | 3.13% | 2,841 | 82 |
| Blackstone Kings Park | 2021 | RS Q4-25 | 2.1 | 5.1 | $44 | $205 | $119 | $82 | 172% | 7.04% | 2.52% | 1.20% | 3.16% | 2,876 | 81 |
| Blackstone Lake George Park | 2025 | | 1.3 | 4.3 | $732 | $2,185 | $765 | $482 | 286% | 0.85% | 5.49% | 1.13% | 3.16% | 2,649 | 77 |
| Blackstone Lodi Park | 2024 | | 0.6 | 3.6 | $161 | $302 | $187 | $117 | 161% | 2.23% | 4.12% | 1.42% | 3.07% | 2,699 | 83 |
| Blackstone Meacham Park | 2024 | | 0.7 | 3.8 | $199 | $357 | $239 | $118 | 149% | 2.66% | 4.16% | 1.37% | 3.06% | 2,734 | 80 |
| Blackstone Thompson Park | 2021 | RF Q1-25 | 0.0 | 0.3 | $729 | $1,778 | $964 | $797 | 184% | 6.48% | 5.15% | 0.95% | 3.12% | 2,847 | 85 |
| Blackstone Wehle Park | 2022 | RS Q3-25 | 1.8 | 4.8 | $112 | $120 | $93 | $51 | 128% | 4.09% | 5.41% | 1.25% | 3.09% | 2,713 | 84 |
| Blackstone Wellman Park | 2021 | RS Q3-24 | 0.5 | 3.5 | $426 | $775 | $501 | $269 | 155% | 6.99% | 4.02% | 1.35% | 3.12% | 2,807 | 85 |
| Blackstone Whetstone Park | 2021 | RF Q4-25 | 0.8 | 1.1 | $109 | $373 | $158 | $208 | 236% | 6.14% | 2.22% | 1.08% | 3.14% | 2,883 | 83 |
| BBAM European CLO II | 2021 | | 0.0 | 0.5 | $51 | $83 | $60 | $24 | 138% | 3.82% | 4.51% | 1.02% | 3.68% | 2,959 | 66 |
| BlueMountain 2013-2 | 2013 | RS Q4-17 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 27.18% | -5.11% | N/A | 3.57% | 4,093 | 46 |
| BlueMountain 2018-1 | 2018 | | 0.0 | 0.0 | $0 | $64 | $0 | $0 | NM | 11.91% | 0.32% | 1.43% | 3.32% | 3,239 | 69 |
| BlueMountain XXV | 2019 | RS Q2-21 / RS Q4-24 | 1.0 | 4.0 | $66 | $57 | $135 | -$176 | 43% | 6.91% | 5.54% | 1.36% | 3.11% | 2,664 | 90 |
| Brigade Battalion IX | 2015 | RS Q2-18 / RF Q3-25 | 0.1 | 0.0 | $0 | $265 | $0 | $265 | NM | 14.04% | -1.21% | 0.96% | 3.76% | 3,328 | 46 |
| Brigade Battalion XVIII | 2020 | RS Q4-21 / RF Q3-25 | 0.4 | 0.8 | $151 | $356 | $188 | $160 | 189% | 6.94% | 1.62% | 1.18% | 3.54% | 2,807 | 91 |
| Brigade Battalion XIX | 2021 | | 0.0 | 0.3 | $41 | $326 | $79 | $247 | 410% | 6.79% | 1.07% | 1.33% | 3.54% | 2,891 | 90 |
| Brigade Battalion XXIII | 2022 | RS Q3-24 | 0.8 | 3.8 | $221 | $452 | $243 | $210 | 186% | 4.07% | 4.10% | 1.43% | 3.44% | 2,680 | 91 |
| Carlyle CBAM 2019-9 | 2019 | | 0.3 | 3.3 | $198 | $113 | $214 | $0 | 53% | 3.16% | 5.67% | 1.63% | 3.08% | 2,736 | 92 |

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



| CLO Equity Holdings (as of December 31, 2025) | Vintage | Refi/Reset/Call | Years Remaining in Non-Call Period | Years Remaining in Reinvestment Period | Income Accrued During Q4 2025 | Cash Received During Q4 2025 | Income Accrued During Q3 2025 | Return of Capital in Q4 2025 | Q3 Cash Received as % of Prior Qtr Accrual | CCC+ or Lower | Junior OC Cushion | Senior AAA Spread | Weighted Average Portfolio Spread | Weighted Average Rating Factor | Diversity Score |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Carlyle GMS 2018-4 | 2018 | RS Q3-24 | 0.7 | 3.8 | $178 | $252 | $194 | $57 | 130% | 4.17% | 5.38% | 1.37% | 3.09% | 2,773 | 97 |
| Carlyle GMS 2019-4 | 2020 | RS Q1-22 | 0.0 | 1.3 | $113 | $242 | $118 | $119 | 205% | 4.68% | 4.20% | 1.33% | 3.05% | 2,732 | 99 |
| Carlyle GMS 2021-1 | 2021 | RS Q4-24 | 0.8 | 4.0 | $236 | $334 | $255 | $4 | 131% | 3.68% | 5.27% | 1.38% | 3.07% | 2,693 | 98 |
| Carlyle GMS 2021-4 | 2021 | | 0.0 | 0.3 | $154 | $379 | $168 | $211 | 225% | 4.21% | 4.61% | 1.39% | 3.06% | 2,735 | 98 |
| Carlyle GMS 2021-7 | 2021 | RS Q1-25 | 1.2 | 4.3 | $238 | $360 | $257 | $98 | 140% | 3.75% | 5.35% | 1.20% | 3.05% | 2,714 | 98 |
| Carlyle GMS 2022-1 | 2022 | | 0.0 | 1.3 | $68 | $212 | $80 | $129 | 266% | 4.65% | 3.71% | 1.32% | 3.03% | 2,578 | 96 |
| Carlyle GMS 2022-5 | 2022 | | 0.8 | 3.8 | $269 | $344 | $294 | $50 | 117% | 4.31% | 4.59% | 1.40% | 3.05% | 2,733 | 96 |
| Carlyle GMS 2023-3 | 2023 | RS Q3-25 | 1.7 | 4.8 | $226 | $357 | $76 | $279 | 470% | 2.28% | 5.44% | 1.24% | 3.05% | 2,697 | 97 |
| Carlyle GMS 2024-1 | 2024 | | 0.3 | 3.3 | $138 | $283 | $171 | $111 | 165% | 3.62% | 5.31% | 1.53% | 3.05% | 2,711 | 97 |
| Centerbridge Park Blue 2022-II | 2023 | | 0.6 | 3.6 | $508 | $906 | $664 | $229 | 137% | 3.86% | 4.03% | 1.43% | 3.21% | 2,620 | 82 |
| CIFC European Funding VI | 2024 | | 0.2 | 3.3 | $156 | $261 | $178 | $86 | 147% | 2.18% | 4.74% | 1.30% | 3.71% | 2,913 | 64 |
| CIFC Funding 2013-II | 2013 | | 0.0 | 0.0 | $0 | $119 | $0 | $119 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| CIFC Funding 2014 | 2014 | RF Q2-17 / RS Q1-18 | 0.0 | 0.0 | $0 | $19 | $0 | $19 | NM | 6.93% | 3.31% | 1.38% | 2.97% | 2,821 | 50 |
| CIFC Funding 2014-III | 2014 | RF Q3-17 / RS Q4-18 / RS Q1-25 | 1.3 | 4.3 | $371 | $526 | $459 | $68 | 115% | 4.24% | 4.93% | 1.19% | 3.10% | 2,843 | 83 |
| CIFC Funding 2014-IV | 2018 | RF Q1-17 / RS Q4-18/ RS Q4-21 / RF Q1-25 | 0.2 | 1.0 | $55 | $232 | $99 | $111 | 234% | 4.30% | 3.42% | 1.00% | 3.15% | 2,810 | 94 |
| CIFC Funding 2019-III | 2019 | RS Q3-21 / RS Q4-24 | 1.0 | 4.0 | $73 | $121 | $87 | $7 | 140% | 2.05% | 5.21% | 1.27% | 3.02% | 2,638 | 95 |
| CIFC Funding 2019-IV | 2019 | RS Q3-21 / RS Q2-25 | 1.5 | 4.5 | $339 | $353 | $389 | $7 | 91% | 1.98% | 5.28% | 1.32% | 3.06% | 2,692 | 94 |
| CIFC Funding 2019-V | 2019 | RS Q3-25 | 1.7 | 4.8 | $381 | $0 | $346 | $0 | 0% | 1.29% | 5.39% | 1.28% | 3.03% | 2,645 | 95 |
| CIFC Funding 2020-I | 2020 | RS Q3-21 | 0.0 | 0.5 | $218 | $322 | $276 | $42 | 117% | 4.83% | 4.30% | 1.42% | 3.09% | N/A | N/A |
| CIFC Funding 2020-II | 2020 | | 0.0 | 0.8 | $102 | $228 | $151 | $73 | 151% | 4.51% | 4.11% | 1.43% | 3.14% | 2,795 | 95 |
| CIFC Funding 2020-IV | 2021 | RS Q4-24 | 1.0 | 4.0 | $232 | $374 | $267 | $68 | 140% | 1.94% | 5.27% | 1.31% | 3.05% | 2,697 | 95 |
| CIFC Funding 2021-III | 2021 | RS Q4-25 | 1.8 | 4.8 | $311 | $551 | $206 | $339 | 267% | 2.12% | 5.65% | 1.24% | 3.07% | 2,703 | 93 |
| CIFC Funding 2021-VI | 2021 | | 0.0 | 0.8 | $107 | $411 | $172 | $232 | 239% | 4.01% | 3.69% | 1.40% | 3.14% | 2,778 | 92 |
| CIFC Funding 2022-I | 2022 | | 0.0 | 1.3 | $202 | $427 | $265 | $157 | 161% | 3.22% | 4.48% | 1.32% | 3.10% | 2,748 | 93 |
| CIFC Funding 2022-VI | 2022 | RS Q3-24 | 0.8 | 3.8 | $312 | $462 | $369 | $8 | 125% | 2.95% | 5.03% | 1.37% | 3.04% | 2,740 | 90 |
| CIFC Funding 2023-I | 2023 | RS Q3-25 | 1.8 | 4.8 | $368 | $390 | $234 | $157 | 167% | 1.98% | 5.76% | 1.25% | 3.03% | 2,687 | 90 |
| CIFC Funding 2023-II | 2023 | | 1.1 | 3.1 | $57 | $133 | $79 | $54 | 169% | 3.24% | 4.92% | 1.75% | 3.19% | 2,739 | 90 |
| CIFC Funding 2025-II | 2025 | | 1.2 | 4.3 | $421 | $1,239 | $508 | $132 | 244% | 1.19% | 5.44% | 1.13% | 3.06% | 2,787 | 79 |
| CIFC Funding 2025-V[2] | 2025 | | 1.8 | 4.8 | $374 | $0 | $80 | $0 | 0% | 0.90% | 4.24% | 1.30% | 3.11% | 2,761 | 71 |
| CSAM Madison Park XX | 2016 | | 0.8 | 3.8 | $321 | $443 | $340 | $93 | 131% | 8.50% | 1.89% | 1.39% | 3.27% | 2,971 | 77 |
| CSAM Madison Park XXII | 2016 | RS Q4-24 | 1.0 | 4.0 | $239 | $330 | $244 | $30 | 135% | 8.48% | 4.02% | 1.31% | 3.26% | 2,878 | 78 |
| CSAM Madison Park XXXIV | 2019 | RS Q1-20 / RS Q3-24 | 0.8 | 3.8 | $247 | $390 | $257 | $134 | 151% | 8.00% | 3.87% | 1.39% | 3.26% | 2,942 | 78 |
| CSAM Madison Park XL-R[2] | 2025 | | 1.7 | 4.8 | $802 | $0 | $34 | $0 | 0% | 3.39% | 5.41% | 1.29% | 3.15% | 2,851 | 67 |
| CSAM Madison Park XLIV | 2018 | RF Q4-20 / RS Q2-24 | 0.5 | 3.5 | $157 | $268 | $166 | $100 | 161% | 8.37% | 2.85% | 1.41% | 3.27% | 2,950 | 79 |
| CSAM Madison Park XLVII | 2020 | RS Q1-24 | 0.3 | 3.3 | $110 | $150 | $108 | $41 | 139% | 8.50% | 3.43% | 1.55% | 3.26% | 2,902 | 81 |
| CSAM Madison Park LII | 2021 | RF Q3-25 | 0.5 | 1.1 | $122 | $99 | $100 | $0 | 99% | 8.37% | 1.73% | 1.10% | 3.27% | 2,915 | 76 |
| CSAM Madison Park LXII | 2022 | RS Q3-25 | 1.5 | 4.5 | $285 | $428 | $192 | $199 | 223% | 7.19% | 5.00% | 1.31% | 3.28% | 2,881 | 76 |
| CSAM Madison Park LXIX | 2024 | | 0.4 | 3.6 | $209 | $149 | $222 | $0 | 67% | 4.51% | 4.29% | 1.53% | 3.20% | 2,858 | 74 |
| CVC Cordatus Loan Fund XXXIII | 2024 | | 0.5 | 3.5 | $182 | $163 | $206 | $0 | 79% | 3.95% | 5.00% | 1.30% | 3.72% | 2,929 | 56 |
| Eaton Vance 2015-1 | 2015 | | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 20.16% | 0.02% | N/A | 3.37% | 3,601 | 44 |
| Eaton Vance 2020-1 | 2020 | RS Q3-24 | 0.6 | 3.8 | $143 | $226 | $170 | $56 | 133% | 5.45% | 4.02% | 1.39% | 3.04% | 2,730 | 88 |
| Eaton Vance 2020-2 | 2020 | RS Q3-24 | 0.5 | 3.8 | $228 | $381 | $276 | $109 | 138% | 5.94% | 4.08% | 1.38% | 3.04% | 2,691 | 87 |
| Elmwood 21 | 2022 | RS Q4-25 | 1.8 | 4.8 | $86 | $153 | $22 | $131 | 704% | 2.74% | 3.98% | 1.22% | 2.89% | 2,640 | 90 |
| First Eagle Lake Shore MM I | 2019 | RS Q2-21 | 0.0 | 0.0 | $0 | $100 | $0 | $100 | NM | 24.79% | -1.46% | 1.98% | 4.93% | 3,854 | 37 |
| First Eagle Wind River 2014-3 | 2015 | RF Q2-17 / RS Q3-18 / RF Q4-20 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 16.39% | -0.29% | N/A | 3.31% | 3,261 | 42 |
| First Eagle Wind River 2017-1 | 2017 | RF Q4-19 / RS Q1-21 | 0.0 | 0.3 | $0 | $310 | $0 | $310 | NM | 2.79% | 2.15% | 1.32% | 3.00% | 2,499 | 93 |
| First Eagle Wind River 2017-3 | 2017 | RS Q2-21 / RF Q3-25 | 0.6 | 0.3 | $0 | $422 | $0 | $422 | NM | 2.34% | 1.73% | 1.20% | 2.97% | 2,466 | 93 |
| First Eagle Wind River 2019-2 | 2019 | RS Q1-22 | 0.0 | 1.0 | $0 | $394 | $0 | $394 | NM | 3.38% | 2.26% | 1.35% | 3.01% | 2,556 | 91 |
| First Eagle Wind River 2022-2 | 2022 | RF Q2-24 | 0.0 | 1.6 | $7 | $289 | $24 | $258 | 1192% | 2.91% | 0.78% | 1.34% | 3.06% | 2,526 | 89 |
| Henley CLO XI | 2025 | | 1.2 | 4.2 | $67 | $227 | $78 | $61 | 291% | 0.82% | 4.88% | 1.20% | 3.76% | 2,769 | N/A |
| HPS Aqueduct European 5-2020 M1 Note | 2020 | | 0.0 | 0.3 | $283 | $758 | $359 | $399 | 211% | 4.61% | 4.62% | 1.03% | 3.74% | N/A | N/A |
| HPS Aqueduct European 5-2020 M2 Note | 2020 | | 0.0 | 0.3 | $184 | $630 | $249 | $411 | 253% | 4.61% | 4.62% | 1.03% | 3.74% | N/A | N/A |
| Invesco 2022-2 | 2022 | RF Q3-25 | 0.6 | 1.6 | $305 | $232 | $334 | $26 | 69% | 4.62% | 2.73% | 1.16% | 3.10% | 2,828 | 87 |

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



# ECC Supplemental Information[1]

## Portfolio Details – Q4 2025 (Cont.)

| CLO Equity Holdings (as of December 31, 2025) | Vintage | Refi/Reset/Call | Years Remaining in Non-Call Period | Years Remaining in Reinvestment Period | Income Accrued During Q4 2025 | Cash Received During Q4 2025 | Income Accrued During Q3 2025 | Return of Capital in Q4 2025 | Q3 Cash Received as % of Prior Qtr Accrual | CCC+ or Lower | Junior OC Cushion | Senior AAA Spread | Weighted Average Portfolio Spread | Weighted Average Rating Factor | Diversity Score |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Irradiant RAD 3 | 2019 | | 0.5 | 3.5 | $187 | $292 | $0 | $292 | NM | 5.41% | 3.13% | 1.44% | 3.16% | 2,862 | 88 |
| Irradiant RAD 27 | 2025 | | 1.0 | 4.0 | $360 | $702 | $356 | $155 | 198% | 2.87% | 4.32% | 1.33% | 3.14% | 2,766 | 85 |
| Morgan Stanley Eaton Vance 2023-19 | 2023 | RS Q2-25 | 1.5 | 4.5 | $108 | $125 | $117 | $9 | 107% | 6.69% | 4.80% | 1.36% | 3.06% | 2,760 | 91 |
| Morgan Stanley Eaton Vance 2023-20 | 2023 | | 0.1 | 3.1 | $71 | $158 | $92 | $70 | 172% | 6.22% | 3.20% | 1.74% | 3.07% | 2,779 | 87 |
| Muzinich 1988 CLO 1 | 2022 | RS Q4-24 | 0.8 | 3.8 | $212 | $365 | $268 | $94 | 136% | 1.30% | 4.98% | 1.36% | 3.05% | 2,393 | 91 |
| Muzinich 1988 CLO 2 | 2023 | RS Q1-25 | 1.2 | 4.3 | $156 | $226 | $253 | $41 | 89% | 0.57% | 4.98% | 1.21% | 3.07% | 2,395 | 82 |
| Muzinich 1988 CLO 3 | 2023 | RS Q4-25 | 1.8 | 4.8 | $178 | $173 | $45 | $127 | 381% | 0.65% | 5.47% | 1.27% | 3.08% | 2,384 | 85 |
| Muzinich 1988 CLO 4 | 2024 | | 0.3 | 3.4 | $84 | $189 | $135 | $58 | 141% | 0.00% | 5.07% | 1.65% | 3.06% | 2,351 | 84 |
| Muzinich 1988 CLO 5 | 2024 | | 0.5 | 3.5 | $105 | $318 | $150 | $170 | 212% | 0.00% | 5.03% | 1.55% | 3.11% | 2,330 | 84 |
| Muzinich 1988 CLO 6 | 2025 | | 1.3 | 4.3 | $165 | $520 | $177 | $149 | 295% | 0.00% | 5.33% | 1.18% | 3.07% | 2,370 | 80 |
| NY Life Flatiron 21 | 2021 | | 0.8 | 3.8 | $479 | $873 | $553 | $327 | 158% | 5.99% | 4.11% | 1.37% | 3.03% | 2,853 | 85 |
| Octagon 26 | 2016 | RS Q2-18 | 0.0 | 0.0 | $0 | $6 | $0 | $6 | NM | 12.06% | -1.60% | 1.55% | 3.32% | 3,084 | 50 |
| Octagon 27 | 2016 | RS Q3-18 / RP Q3-20 | 0.0 | 0.0 | $0 | $6 | $0 | $6 | NM | 11.68% | -1.34% | 1.47% | 3.31% | 3,049 | 51 |
| Octagon 29 | 2016 | RS Q2-24 | 0.5 | 3.5 | $118 | $307 | $134 | $175 | 229% | 5.98% | 3.93% | 1.43% | 3.16% | 2,773 | 95 |
| Octagon 44 | 2019 | RS Q3-21 / RF Q3-25 | 0.1 | 0.8 | $0 | $139 | $0 | $139 | NM | 7.36% | 0.44% | 1.15% | 3.15% | 2,776 | 97 |
| Octagon 45 | 2019 | RF Q3-25 | 0.3 | 1.3 | $120 | $418 | $137 | $292 | 306% | 7.79% | 1.50% | 1.16% | 3.16% | 2,781 | 95 |
| Octagon 48 | 2020 | RS Q4-24 | 0.8 | 4.0 | $188 | $425 | $219 | $209 | 194% | 5.05% | 5.08% | 1.37% | 3.00% | 2,702 | 93 |
| Octagon 50 | 2020 | RS Q4-21 / RF Q4-25 | 0.6 | 1.0 | $32 | $246 | $74 | $174 | 334% | 7.18% | 1.61% | 1.08% | 3.15% | 2,747 | 96 |
| Octagon 51 | 2021 | RF Q1-25 | 0.1 | 0.6 | $304 | $766 | $405 | $372 | 189% | 6.92% | 3.38% | 0.99% | 3.07% | 2,821 | 92 |
| Octagon 55 | 2021 | RS Q3-25 | 1.8 | 4.8 | $237 | $0 | $105 | $0 | 0% | 2.54% | 5.39% | 1.27% | 3.03% | 2,655 | 94 |
| Octagon 58 | 2022 | RS Q1-25 | 1.3 | 4.3 | $371 | $733 | $430 | $309 | 170% | 3.55% | 5.24% | 1.19% | 3.05% | 2,652 | 97 |
| Onex OCP 2021-22 | 2021 | RS Q4-24 | 0.8 | 3.8 | $100 | $106 | $127 | $0 | 83% | 3.02% | 4.28% | 1.35% | 2.92% | 2,617 | 90 |
| Onex OCP 2023-30 | 2024 | RS Q4-25 | 2.0 | 5.0 | $55 | $178 | $90 | $92 | 198% | 2.29% | 4.53% | 1.76% | 2.89% | 2,552 | 92 |
| Onex OCP 2024-36 | 2024 | | 0.8 | 3.8 | $65 | $108 | $83 | $26 | 130% | 1.28% | 4.86% | 1.36% | 2.91% | 2,535 | 91 |
| Onex OCP Euro 2019-3 | 2019 | | 0.0 | 0.0 | $20 | $54 | $25 | $29 | 214% | 2.59% | 3.53% | 0.82% | 3.64% | 2,789 | 61 |
| Onex OCP Euro 2022-6 | 2023 | RF Q3-25 | 0.6 | 2.6 | $85 | $34 | $19 | $0 | 183% | 2.80% | 3.70% | 1.24% | 3.72% | 2,820 | 60 |
| Onex OCP Euro 2024-10 | 2024 | | 0.1 | 3.3 | $116 | $216 | $138 | $84 | 156% | 1.91% | 4.64% | 1.32% | 3.70% | N/A | 68 |
| ORIX Signal Peak 8 | 2020 | | 0.9 | 3.8 | $787 | $1,292 | $843 | $447 | 153% | 4.02% | 4.26% | 1.41% | 3.10% | 2,687 | 91 |
| Prudential Dryden 53 | 2018 | RF Q2-25 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 7.78% | 0.00% | 1.10% | 3.12% | 2,912 | 73 |
| Prudential Dryden 64 | 2018 | | 0.0 | 0.0 | $0 | $61 | $0 | $61 | NM | 9.24% | 0.30% | 1.23% | 3.04% | 2,928 | 72 |
| Prudential Dryden 68 | 2019 | RS Q3-21 | 0.0 | 0.5 | $4 | $416 | $18 | $393 | 2256% | 4.72% | 1.38% | 1.10% | 2.97% | 2,501 | 97 |
| Prudential Dryden 76 | 2019 | RS Q3-24 | 0.7 | 3.8 | $37 | $52 | $89 | $11 | 58% | 3.78% | 4.06% | 1.37% | 2.98% | 2,468 | 97 |
| Prudential Dryden 78 | 2020 | | 0.3 | 3.3 | $273 | $613 | $353 | $254 | 174% | 4.26% | 2.83% | 1.54% | 2.96% | 2,474 | 97 |
| Prudential Dryden 85 | 2020 | RS Q3-21 / RS Q2-24 | 0.5 | 3.5 | $122 | $323 | $156 | $165 | 206% | 4.13% | 3.96% | 1.38% | 2.99% | 2,482 | 98 |
| Prudential Dryden 88 Euro | 2021 | | 0.0 | 0.1 | $6 | $30 | $14 | $16 | 219% | 7.16% | 3.24% | 0.85% | 3.84% | 2,978 | 58 |
| Prudential Dryden 90 | 2021 | RS Q3-25 | 1.8 | 4.9 | $388 | $754 | $125 | $669 | 603% | 3.70% | 5.40% | 1.25% | 2.98% | 2,495 | 97 |
| Prudential Dryden 94 | 2022 | RS Q3-24 | 0.7 | 3.8 | $122 | $415 | $172 | $240 | 241% | 3.92% | 4.44% | 1.36% | 2.98% | 2,491 | 97 |
| Prudential Dryden 109 | 2022 | RS Q1-25 | 1.3 | 4.3 | $875 | $1,354 | $1,022 | $325 | 132% | 4.79% | 4.71% | 1.18% | 2.99% | 2,520 | 97 |
| Prudential Dryden 125 Euro[2] | 2025 | | 1.9 | 4.9 | $187 | $0 | $0 | $0 | NM | 0.24% | 5.55% | 1.31% | 3.81% | 2,854 | 56 |
| Regatta VII | 2016 | RF Q3-25 | 0.3 | 0.5 | $35 | $45 | $21 | $10 | 216% | 5.44% | 1.56% | 1.08% | 3.08% | 2,735 | 95 |
| Regatta XX | 2021 | RS Q1-25 | 1.0 | 4.0 | $282 | $237 | $283 | $5 | 84% | 4.17% | 4.63% | 1.18% | 3.06% | 2,685 | 95 |
| Regatta XXI | 2021 | RS Q4-24 | 0.8 | 3.9 | $181 | $152 | $192 | $0 | 79% | 4.18% | 4.52% | 1.39% | 3.06% | 2,691 | 96 |
| Regatta XXII | 2022 | RF Q4-24 / RS Q4-25 | 2.0 | 5.0 | $112 | $137 | $121 | $15 | 113% | 3.23% | 4.53% | 1.27% | 3.07% | 2,671 | 94 |
| Regatta XXIV | 2021 | RS Q4-24 | 1.1 | 4.1 | $127 | $123 | $133 | $0 | 92% | 4.72% | 4.22% | 1.32% | 3.06% | 2,756 | 96 |
| Rockford Tower 2022-3 | 2023 | RS Q3-24 | 0.6 | 3.6 | $117 | $144 | $125 | $12 | 116% | 5.29% | 4.16% | 1.44% | 3.23% | 2,770 | 84 |
| Rockford Tower 2023-1 | 2023 | RS Q4-25 | 1.8 | 4.8 | $229 | $653 | $132 | $506 | 495% | 1.63% | 5.39% | 1.31% | 3.20% | 2,629 | 81 |
| Rockford Tower 2024-2 | 2024 | | 0.8 | 3.8 | $334 | $371 | $369 | $3 | 101% | 3.50% | 4.85% | 1.42% | 3.32% | 2,778 | 80 |

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

## Portfolio Details – Q4 2025 (Cont.)



| CLO Equity Holdings (as of December 31, 2025) | Vintage | Refi/Reset/Call | Years Remaining in Non-Call Period | Years Remaining in Reinvestment Period | Income Accrued During Q4 2025 | Cash Received During Q4 2025 | Income Accrued During Q3 2025 | Return of Capital in Q4 2025 | Q3 Cash Received as % of Prior Qtr Accrual | CCC+ or Lower | Junior OC Cushion | Senior AAA Spread | Weighted Average Portfolio Spread | Weighted Average Rating Factor | Diversity Score |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Sculptor European CLO XII | 2025 | | 1.0 | 4.0 | $243 | $319 | $272 | $46 | 117% | 3.44% | 4.93% | 1.30% | 3.74% | N/A | N/A |
| Steele Creek 2018-1 | 2018 | | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 18.99% | -5.25% | N/A | 3.35% | 3,373 | 40 |
| Steele Creek 2019-1 | 2019 | RF Q3-21 / RF Q1-25 | 0.0 | 0.0 | $0 | $171 | $0 | $171 | NM | 14.43% | -1.62% | 1.30% | 3.13% | 2,744 | 58 |
| Zais 7 | 2017 | | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 23.51% | -14.04% | N/A | 4.15% | 4,329 | 28 |
| Barings 2018-1 | 2018 | Called Q3-25 | 0.0 | 0.0 | $0 | $3,049 | $0 | $3,049 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| Blackstone Bristol Park | 2016 | RF Q1-20 / Called Q1-25 | 0.0 | 0.0 | $0 | $153 | $0 | $152 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| Carlyle GMS 2014-5 | 2014 | RF Q1-17 / RS Q3-18 / Called Q3-25 | 0.0 | 0.0 | $0 | $812 | $0 | $812 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| Carlyle GMS 2018-1 | 2018 | Called Q1-24 | 0.0 | 0.0 | $0 | $36 | $0 | $36 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| CSAM Madison Park XXI | 2016 | RS Q4-19 / RF Q4-21 / Called Q3-25 | 0.0 | 0.0 | $0 | $844 | $24 | $1,091 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| CSAM Madison Park XL | 2013 | RS Q2-17 / RF Q1-21 / Called Q4-25 | 0.0 | 0.0 | $0 | $1,263 | $0 | $1,263 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| First Eagle Wind River 2013-2 | 2013 | RS Q4-17 / RF Q3-21 / Called Q4-25 | 0.0 | 0.0 | $0 | $188 | $0 | $327 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| First Eagle Wind River 2018-1 | 2018 | Called Q4-25 | 0.0 | 0.0 | $0 | $2,980 | $0 | $2,980 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| Octagon XIV | 2012 | RS Q2-17 / RF Q1-21 / Called Q3-25 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| Octagon 37 | 2018 | Called Q3-25 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| Octagon 46 | 2020 | RS Q3-21 / Called Q4-25 | 0.0 | 0.5 | $30 | $273 | $65 | $211 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| OFSI BSL VIII | 2017 | RF Q1-21 / Called Q4-24 | 0.0 | 0.0 | $0 | $5 | $0 | $5 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| **Total/Weighted Average[3]** | | | 0.8 | 3.3 | $33,230 | $68,755 | $34,154 | $33,580 | | 4.12% | 4.51% | 1.31% | 3.19% | 2,728 | 86 |
| Positions no longer held as of December 31, 2025 | | | | | $1,776 | $5,726 | $4,084 | $1,091 | | | | | | | |
| Total including positions no longer held as of December 31, 2025 | | | | | $35,006 | $74,481 | $38,238 | $34,671 | | | | | | | |

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

# ECC Supplemental Information
Portfolio Investments and Underlying Portfolio Characteristics



## As of December 31, 2025, ECC's portfolio was invested across 197 CLO investments

### Summary of ECC's Portfolio of Investments[4]



- CLO Equity 67%
- Cash 3%
- Other 6%
- Collateralized Fund Obligations 5%
- Consumer ABS 6%
- Regulatory Capital Relief 8%
- Loan Accumulation Facilities 4%
- CLO Debt 1%

### Summary of Underlying Portfolio Characteristics[5]

| | Q4 2025 | Q3 2025 | Q2 2025 | Q1 2025 | Q4 2024 |
|---|---|---|---|---|---|
| Number of Unique Underlying Loan Obligors | 1,850 | 1,893 | 1,906 | 1,931 | 1,895 |
| Largest Exposure to an Individual Obligor | 0.58% | 0.60% | 0.58% | 0.59% | 0.54% |
| Average Individual Loan Obligor Exposure | 0.05% | 0.05% | 0.05% | 0.05% | 0.05% |
| Top 10 Loan Obligors Exposure | 4.68% | 4.73% | 4.81% | 4.75% | 4.77% |
| Currency: USD Exposure | 88.79% | 90.86% | 91.31% | 90.19% | 92.19% |
| Aggregate Indirect Exposure to Senior Secured Loans[6] | 95.36% | 95.61% | 95.71% | 95.66% | 95.86% |
| Weighted Average Junior Overcollateralization (OC) Cushion | 4.51% | 4.57% | 4.63% | 4.61% | 4.51% |
| Weighted Average Market Value of Loan Collateral | 97.28% | 97.27% | 97.37% | 96.66% | 97.72% |
| Weighted Average Stated Loan Spread | 3.19% | 3.25% | 3.33% | 3.36% | 3.49% |
| Weighted Average Loan Rating[7] | B+/B | B+/B | B+/B | B+/B | B+/B |
| Weighted Average Loan Maturity | 4.7 years | 4.7 years | 4.7 years | 4.7 years | 4.7 years |
| Weighted Average Remaining CLO Reinvestment Period | 3.3 years | 3.4 years | 3.3 years | 3.5 years | 3.4 years |

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

# ECC Supplemental Information
Obligor and Industry Exposures



As of December 31, 2025, ECC has exposure to 1,850 unique underlying borrowers across a range of industries

## Top 10 Underlying Obligors[5]

| Obligor | % Total |
|---|---|
| Transdigm | 0.6% |
| Calpine Construction | 0.6% |
| Power Solutions | 0.5% |
| Froneri International | 0.5% |
| Virgin Media | 0.4% |
| Tibco Software | 0.4% |
| Asurion | 0.4% |
| Mcafee | 0.4% |
| Belron Finance | 0.4% |
| Medline Industries | 0.4% |
| **Total** | **4.7%** |

## Top 10 Industries of Underlying Obligors[5,8]

| Industry | % Total |
|---|---|
| Technology: Software & Services | 11.3% |
| Hotels, Restaurants & Leisure | 5.4% |
| Diversified Financial Services | 5.2% |
| Health Care Providers & Services | 5.1% |
| Commercial Services & Supplies | 4.5% |
| Media | 4.4% |
| Professional Services | 4.3% |
| Chemicals | 3.6% |
| Insurance | 3.6% |
| Technology: Hardware & Equipment | 3.0% |
| **Total** | **50.4%** |

Amounts shown are rounded, and therefore totals may not foot.
See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



## Maturity Distribution of Underlying Obligors as of December 31, 2025[5]

Prior to 2028, only 3.1% of ECC's underlying loan portfolios mature

% of Fund Exposure

| Underlying Loan Maturity | % |
|---|---|
| 2026 | 0.4% |
| 2027 | 2.7% |
| 2028 | 18.0% |
| 2029 | 13.5% |
| 2030 | 13.6% |
| 2031 | 28.8% |
| 2032 | 22.6% |
| 2033+ | 0.4% |

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

31



Selected
Market Data

# Selected Market Data
## Credit Fundamentals



### Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



### Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



### Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



### Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD. As of September 30, 2025.
See the slide titled "Selected Market Data" in the Appendix: Endnotes section of this presentation for footnotes.

# Selected Market Data
## Credit Fundamentals



### Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

Revenue Growth % (YoY) by quarter:

|  |  |
|---|---|
| 1Q13 | 10.5% |
| 2Q13 | 9.3% |
| 3Q13 | 11.0% |
| 4Q13 | 13.5% |
| 1Q14 | 16.3% |
| 2Q14 | 12.4% |
| 3Q14 | 12.5% |
| 4Q14 | 13.6% |
| 1Q15 | 10.3% |
| 2Q15 | 6.3% |
| 3Q15 | 3.9% |
| 4Q15 | 5.4% |
| 1Q16 | 4.8% |
| 2Q16 | 7.2% |
| 3Q16 | 8.5% |
| 4Q16 | 6.2% |
| 1Q17 | 8.7% |
| 2Q17 | 10.0% |
| 3Q17 | 9.4% |
| 4Q17 | 9.6% |
| 1Q18 | 11.8% |
| 2Q18 | 13.6% |
| 3Q18 | 11.0% |
| 4Q18 | 9.3% |
| 1Q19 | 6.1% |
| 2Q19 | 4.5% |
| 3Q19 | 5.7% |
| 4Q19 | 4.2% |
| 1Q20 | 0.9% |
| 2Q20 | (13.1%) |
| 3Q20 | (2.6%) |
| 4Q20 | 2.7% |
| 1Q21 | 12.5% |
| 2Q21 | 27.2% |
| 3Q21 | 18.0% |
| 4Q21 | 16.7% |
| 1Q22 | 18.2% |
| 2Q22 | 15.4% |
| 3Q22 | 15.1% |
| 4Q22 | 11.7% |
| 1Q23 | 6.9% |
| 2Q23 | 4.3% |
| 3Q23 | 2.4% |
| 4Q23 | 3.0% |
| 1Q24 | 3.9% |
| 2Q24 | 2.2% |
| 3Q24 | 4.1% |
| 4Q24 | 4.3% |
| 1Q25 | 3.0% |
| 2Q25 | 6.3% |
| 3Q25 | 5.9% |

### Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

EBITDA Growth % (YoY) by quarter:

|  |  |
|---|---|
| 1Q13 | 6.8% |
| 2Q13 | 6.1% |
| 3Q13 | 6.8% |
| 4Q13 | 8.8% |
| 1Q14 | 7.1% |
| 2Q14 | 8.8% |
| 3Q14 | 9.5% |
| 4Q14 | 10.2% |
| 1Q15 | 5.8% |
| 2Q15 | 7.1% |
| 3Q15 | 6.2% |
| 4Q15 | 7.0% |
| 1Q16 | 7.1% |
| 2Q16 | 5.8% |
| 3Q16 | 4.3% |
| 4Q16 | 5.2% |
| 1Q17 | (1.3%) |
| 2Q17 | 4.7% |
| 3Q17 | 5.8% |
| 4Q17 | 4.7% |
| 1Q18 | 9.3% |
| 2Q18 | 12.1% |
| 3Q18 | 13.3% |
| 4Q18 | 9.5% |
| 1Q19 | 2.7% |
| 2Q19 | 1.7% |
| 3Q19 | 2.5% |
| 4Q19 | 0.0% |
| 1Q20 | (9.5%) |
| 2Q20 | (22.7%) |
| 3Q20 | (1.5%) |
| 4Q20 | 4.9% |
| 1Q21 | 15.7% |
| 2Q21 | 20.9% |
| 3Q21 | 13.1% |
| 4Q21 | 7.8% |
| 1Q22 | 15.0% |
| 2Q22 | 11.2% |
| 3Q22 | 14.0% |
| 4Q22 | 4.8% |
| 1Q23 | 5.5% |
| 2Q23 | 2.4% |
| 3Q23 | 1.8% |
| 4Q23 | 3.1% |
| 1Q24 | 3.2% |
| 2Q24 | 3.8% |
| 3Q24 | 4.6% |
| 4Q24 | 2.3% |
| 1Q25 | 2.3% |
| 2Q25 | 4.3% |
| 3Q25 | 2.9% |

Source: Pitchbook LCD. As of September 30, 2025.
See the slide titled "Selected Market Data" in the Appendix: Endnotes section of this presentation for footnotes.



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis

## Annual CLO Trading Volume

($Billions)

| Year | Non-Investment Grade Rated CLO Tranches | Investment Grade Rated CLO Tranches |
|------|------|------|
| 2011 | $15.3 | $24.1 |
| 2012 | $70.5 | $35.4 |
| 2013 | $36.6 | $42.7 |
| 2014 | $32.3 | $47.7 |
| 2015 | $39.1 | $52.0 |
| 2016 | $37.8 | $52.2 |
| 2017 | $42.1 | $26.2 |
| 2018 | $28.2 | $45.7 |
| 2019 | $36.1 | $74.8 |
| 2020 | $50.7 | $133.9 |
| 2021 | $61.3 | $79.1 |
| 2022 | $46.9 | $153.5 |
| 2023 | $40.5 | $159.9 |
| 2024 | $57.5 | $144.5 |
| 2025 | $52.3 | $175.3 |

**INSIGHT**

There was over $185 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of December 31, 2025.



# Appendix:
# Endnotes

# Appendix: Endnotes
## Introduction to Eagle Point Credit Company (ECC)



### Company and Adviser Overview

1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCU, ECCV, ECCW and ECCX is based on securities outstanding as of December 31, 2025 and closing market prices as of January 30, 2026. Does not include ECCF as it was fully redeemed on January 30, 2026. Market capitalization for periods after December 31, 2025 will vary based on stock price performance. Combined market capitalization also includes the principal value of the Company's 7.00% Series AA Convertible and Perpetual Preferred Stock and 7.00% Series AB Convertible and Perpetual Preferred Stock, which are not listed on an exchange.

2. Based on ECC's closing market price of $5.42 per share on January 30, 2026 and frequency and amount of current distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

3. As of January 31, 2026. Professionals count includes employees of Eagle Point Credit Management LLC and certain of its affiliates.

4. As of December 31, 2025. AUM represents gross assets, inclusive of committed but undrawn capital, managed by Eagle Point Credit Management LLC and certain of its affiliates.

### ECC Highlights

5. The S&P UBS Leveraged Loan Index, formerly known as Credit Suisse Leveraged Loan Index (CSLLI), tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index. See page 18.

6. Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2025 (based on market values as of January 30, 2026).

### Cumulative Common Stock Distributions

7. Based on amount and frequency of regular distributions most recently declared by the Company.

8. As of December 31, 2025. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

# Appendix: Endnotes
Introduction to Eagle Point Credit Company (ECC)



## Securities Outstanding

9. Reflects securities outstanding as of December 31, 2025, after giving effect to the full redemption of the Series F Term Preferred Stock, and market prices as of January 30, 2026. Yield is shown to the stated maturity based on market prices as of January 30, 2026. If called prior to stated maturity, the yield could be adversely impacted. Series AA/AB Convertible Perpetual Preferred Stock are unlisted and price per share reflects a public offering price.

## Track Record: Common Stock Total Return and Price to Book Ratio

10. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.

11. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the US Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

12. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

## ECC By The Numbers

13. Since IPO date October 7, 2014 through December 31, 2025.

# Appendix: Endnotes
## CLO Equity Overview



### Why Invest in CLO Equity?

1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy, and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary, and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period), and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage, and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses, and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risks, such as lack of liquidity, macroeconomic factors, and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as of November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present, or future. Additional information relating to this analysis is available upon request.

2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

### CLOs are Securitizations of a Portfolio of Senior Secured Loans

3. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

# Appendix: Endnotes
## CLO Equity Overview



### Senior Secured Loans are the Raw Materials of CLOs

4. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

5. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

6. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of US senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.

7. Source: S&P Default, Transition, and Recovery: US Recovery Study: Loan Recoveries Persist Below Their Trend. Published December 15, 2023. Mean Recovery Rate from 1973 – 2023.

### The CLO Market is Large and Important to the Loan Market

8. Source: Pitchbook LCD. As of December 31, 2025.

9. Source: Refinitiv Leveraged Loan Monthly. As of December 31, 2025.

10. Represents Compound Annual Growth Rate (CAGR) for the periods shown.

11. Source: JP Morgan as of December 31, 2025.

### The Spread in Loan Market Remains at High End of Historical Range

12. The S&P UBS Leveraged Loan Index, formerly known as CSLLI, launched January 31,1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

# Appendix: Endnotes
## ECC Supplemental Information



### Quarterly Snapshot Trend

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2025 Annual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.

2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.

4. Excludes interest expense, distributions on the 6.75% Series D Perpetual Preferred Stock and 7.00% Series AA/AB Convertible Perpetual Preferred Stock (collectively with the 6.75% Series D Perpetual Preferred Stock, the "temporary equity"), management fees, incentive fees, excise tax expense or refund and non-recurring upfront expenses associated with the offerings.

5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

6. Commencing Q2 2025, realized gains/losses from forward currency contracts are excluded from GAAP NII and realized gains/(losses) per share.

# Appendix: Endnotes
## ECC Supplemental Information



## Income Statement and Balance Sheet Highlights

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2025 Annual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.

2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3. Q4 2024 results include non-recurring upfront expenses associated with offering of 7.75% Unsecured Notes due 2030. Commencing Q2 2025, realized gains/losses from forward currency contracts are separately disclosed from GAAP realized gains/(losses) from investments.

4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

5. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

6. Includes operational and administrative expenses, interest expense, distributions on the temporary equity, as well as non-recurring expenses mentioned in note 3 above.

7. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

# Appendix: Endnotes
## ECC Supplemental Information



## Distribution and Expense Coverage

1.  The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2025 Annual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 23.

2.  Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3.  "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

4.  Includes operational and administrative expenses, interest expense and distributions on the temporary equity. Q4 2024 results include non-recurring upfront expenses associated with offering of 7.75% Unsecured Notes due 2030.

5.  To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

# Appendix: Endnotes
## ECC Supplemental Information



### Portfolio Details – Q4 2025

1. The information contained herein is unaudited. The information shown is derived from the Company's 2025 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.

2. As of December 31, 2025, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

### Portfolio Investments and Underlying Portfolio Characteristics and Maturity Distribution of Underlying Obligors

4. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of December 31, 2025. Excludes restricted cash.

5. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.

6. The Company obtains exposure in underlying senior secured loans indirectly through CLOs.

7. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.

### Obligor and Industry Exposures

8. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.

# Appendix: Endnotes
## Selected Market Data



## Credit Fundamentals

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of September 30, 2025, this included approximately $180 billion of outstanding loans. The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.



Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

**Prosek**
IR@eaglepointcredit.com
(203) 340 8510